# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Autonomix Medical, Inc., CIK 0001617867
CUSIP: 05330T205
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 21 Waterway Avenue, Suite 300, The Woodlands, Texas (TX), 77380
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001104659-24-106486
Filed by CIK 0001577164

## Reporting persons
- BioStar Ventures III, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 175,216; shared voting power 0; sole dispositive power 175,216; shared dispositive power 0; aggregate amount beneficially owned 175,216 (4.3% of the class)
- BioStar Ventures III, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 175,216; sole dispositive power 0; shared dispositive power 175,216; aggregate amount beneficially owned 175,216 (4.3% of the class)

## Item 1. Issuer
Name of issuer: Autonomix Medical, Inc.
Address of issuer's principal executive offices: 21 Waterway Avenue, Suite 300, The Woodlands, TX, 77380.

## Item 2. Person Filing
Name of person filing:
The names of the persons filing this report (collectively, the "Reporting Persons") are:

BioStar Ventures III, L.P. ("BioStar III")
BioStar Ventures III, L.L.C. ("BioStar III GP")

The Reporting Persons expressly disclaim status as a "group" for purposes of this Schedule 13G.
Address of principal business office or, if none, residence:
206 Bridge Street,
Charlevoix, MI 49720
Citizenship:
BioStar III Delaware
BioStar III GP Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Row 9 of each Reporting Person's cover page to this Schedule 13G sets forth the aggregate number of securities of the Issuer beneficially owned by such Reporting Person as of June 30, 2025 and is incorporated by reference.

BioStar III directly holds (i) 120,816 shares of common stock and (ii) warrants (the "Warrants") exercisable for up to 54,400 shares of common stock.

BioStar III GP is the general partner of BioStar III and shares voting and dispositive power over the securities held by BioStar III.
Percent of class: Row 11 of each Reporting Person's cover page to this Schedule 13G sets forth the percentage of the common stock of the Issuer beneficially owned by such Reporting Person as of June 30, 2025 and is incorporated by reference. The percentage set forth in row 11 is based upon 4,022,625 shares of common stock outstanding as of June 30, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the "SEC") on August 13, 2025, adjusted in accordance with rules of the SEC to include shares issuable upon exercise of the Warrants.
Sole power to vote or to direct the vote: Row 5 of each Reporting Person's cover page to this Schedule 13G sets forth the sole power to vote or to direct the vote of securities of the Issuer beneficially owned by such Reporting Person as of June 30, 2025 and is incorporated by reference.
Shared power to vote or to direct the vote: Row 6 of each Reporting Person's cover page to this Schedule 13G sets forth the shared power to vote or to direct the vote of securities of the Issuer beneficially owned by such Reporting Person as of June 30, 2025 and is incorporated by reference.
Sole power to dispose or to direct the disposition: Row 7 of each Reporting Person's cover page to this Schedule 13G sets forth the sole power to dispose or to direct the disposition of securities of the Issuer beneficially owned by such Reporting Person as of June 30, 2025 and is incorporated by reference.
Shared power to dispose or to direct the disposition: Row 8 of each Reporting Person's cover page to this Schedule 13G sets forth the shared power to dispose or to direct the disposition of securities of the Issuer beneficially owned by such Reporting Person as of June 30, 2025 and is incorporated by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.1 Joint Filing Agreement

## Signatures
- BioStar Ventures III, L.P.: /s/ Louis Cannon, MD, By BioStar Ventures III, L.L.C., its General Partner, By Louis Cannon, MD, Senior Managing Director (08/14/2025)
- BioStar Ventures III, L.L.C.: /s/ Louis Cannon, MD, By Louis Cannon, MD, Senior Managing Director (08/14/2025)